COMMENTS RECEIVED ON JANUARY 5, 2005

FROM CHRISTIAN SANDOE

FIDELITY PHILLIPS STREET TRUST (File Nos. 002-63350 and 811-02890)

Fidelity Cash Reserves and Fidelity U.S. Government Reserves

POST-EFFECTIVE AMENDMENT NO. 51

1. All funds

"Notes to Financial Statements" (Form N-CSR Filings)

C: The Staff requests that the tax-basis components of dividends paid be disclosed. The source of the tax-basis components can include ordinary income, long-term capital gains, and return of capital.

R: We understand that the AICPA Audit and Accounting Guide - Audits of Investment Companies was reissued in 2000 with a general requirement to disclose the tax-basis components of dividends paid (ordinary income, long-term capital gains and return of capital) in the notes to the financial statements. However, for money market funds, differences between book and tax amounts are normally insignificant. The components of distributions are presented in the financial statements on the Statement of Changes in Net Assets in accordance with Regulation S-X. We evaluated the book-to-tax differences and disclosed in the notes to the financial statements that there were no significant differences. For those Fidelity funds where significant book-to-tax differences exist, the components of dividends paid are disclosed in the notes to the financial statements. We believe this presentation and disclosure meets the intent of the audit guide requirement and enables a user of the financial statements to easily understand the sources of distributions on a tax-basis. Nevertheless, an internal initiative is underway to further enhance the disclosure to clarify the tax sources of distributions for Fidelity money market funds.

2. All funds

Tandy (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.